FINANCIAL SUMMARY

FY2012

(April 1, 2011 through March 31, 2012)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2012 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the

United States of America)

English translation from the original Japanese-language document

May 9, 2012

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Tetsuya Otake, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 15, 2012
Payment date of cash dividends	:	June 18, 2012
Filing date of financial statements	:	June 25, 2012
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen for consolidated results)

1.	Consolidated Results for FY2012 (April 1, 2011 through March 31, 2012)

(1)	Consolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2012	18,583,653	-2.2	355,627	-24.1	432,873	-23.2	283,559	-30.5
FY2011	18,993,688	0.2	468,279	217.4	563,290	93.3	408,183	94.9

Note:  Comprehensive income    FY2012    341,694 million yen (128.2%),    FY2011    149,704 million yen (-70.9%)

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to net revenues
	Yen	Yen	%	%	%
FY2012	90.21	90.20	2.7	1.4	1.9
FY2011	130.17	130.16	3.9	1.9	2.5

Reference:  Equity in earnings of affiliated companies    FY2012    197,701 million yen,    FY2011    215,016 million yen

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation Shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2012	30,650,965	11,066,478	10,550,261	34.4	3,331.51
FY2011	29,818,166	10,920,024	10,332,371	34.7	3,295.08

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2012	1,452,435	-1,442,658	-355,347	1,679,200
FY2011	2,024,009	-2,116,344	434,327	2,080,709

2.	Cash dividends

	Annual cash dividends per share					Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Million Yen	%	%
FY2011	—	20.00	—	30.00	50.00	156,791	38.4	1.5
FY2012	—	20.00	—	30.00	50.00	157,718	55.6	1.5
FY2013 (forecast)	—	—	—	—	—		—

3.	Forecast of consolidated results for FY2013 (April 1, 2012 through March 31, 2013)

	(% of change from FY2012)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2013	22,000,000	18.4	1,000,000	181.2	1,160,000	168.0	760,000	168.0	239.99

Notes

(1)	Changes in significant subsidiaries during FY2012

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting principles, procedures, and disclosures during FY2012

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (2)-(i) above: none

Note: For more details, please see page 14 “(6) Summary of Significant Accounting Policies”.

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock): FY2012 3,447,997,492 shares, FY2011 3,447,997,492 shares

(ii)	Number of treasury stock at the end of each fiscal year: FY2012 281,187,739 shares, FY2011 312,298,805 shares

(iii)	Average number of shares issued and outstanding in each fiscal year: FY2012 3,143,470,129 shares, FY2011 3,135,880,538 shares

Reference: Overview of the Unconsolidated Financial Results

FY2012 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

English translation from the original Japanese-language document

(Amounts less than one million yen are omitted for unconsolidated results)

1.	Unconsolidated results for FY2012 (April 1, 2011 through March 31, 2012)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2012	8,241,176	-0.0	-439,805	—	23,098	—	35,844	-32.1
FY2011	8,242,830	-4.1	-480,938	—	-47,012	—	52,764	101.5

	Net income per share – Basic		Net income per share – Diluted
	Yen		Yen
FY2012	11.40		11.40
FY2011	16.83		16.83

(2) Unconsolidated financial position
	Total assets		Net assets		Equity ratio		Net assets per share
	Million yen		Million yen		%		Yen
FY2012	10,612,765		6,634,666		62.4		2,091.65
FY2011	9,593,164		6,538,399		68.0		2,081.64

Reference: Equity at the end of FY2012: 6,623,868 million yen, Equity at the end of FY2011: 6,527,392 million yen

2.	Forecast of unconsolidated results for FY2013 (April 1, 2012 through March 31, 2013)

	(% of change from FY2012)
	Net revenues		Operating income		Ordinary income		Net income		Net income per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2013	9,500,000	15.3	-70,000	—	440,000	—	360,000	904.3	113.68

Information Regarding the Audit Procedures

At the time of disclosure of this report, the procedures for audit of financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, and interest rates; (iv) changes in funding environment in financial markets and increased competition in the financial services industry; (v) Toyota’s ability to market and distribute effectively; (vi) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vii) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (viii) political instability in the markets in which Toyota operates; (ix) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (x) any damage to Toyota’s brand image; (xi) Toyota’s reliance on various suppliers for the provision of supplies; (xii) increases in prices of raw materials; and (xiii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Consolidated financial information in this report is prepared in accordance with accounting principles generally accepted in the United States of America.

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.	Business Results

(1) Consolidated Financial Results for FY2012

Financial Results

Reviewing FY2012, the world economy is gradually improving due to increasing personal consumption and a falling unemployment rate in the U.S. Meanwhile, the economic situation in Europe is at a standstill, mainly due to the government bond crisis, and the pace of expansion in emerging countries has slowed down compared to its earlier period of steady growth. The Japanese economy, which is still facing dire challenges linked to the impact of the Great East Japan Earthquake, is gradually picking up thanks to the effects of various policy measures aimed at post-earthquake restoration.

For the automobile industry, markets in the U.S. and emerging countries such as Asia have developed in a steady manner. However, many Japanese manufacturers, including our company, were obliged to adjust or stop productions due to sales restrictions in parts supplies caused by the Great East Japan Earthquake and the flood in Thailand.

Under these conditions, consolidated vehicle sales in Japan and overseas increased by 44 thousand units, or 0.6%, to 7,352 thousand units in FY2012 compared with FY2011 (April 1, 2010 through March 31, 2011). Vehicle sales in Japan increased by 158 thousand units, or 8.2%, to 2,071 thousand units in FY2012 compared with FY2011, primarily as a result of the active introduction of new products and the efforts of dealers nationwide. Toyota and Lexus brands’ market share excluding mini-vehicles was 45.5%, and market share (including Daihatsu and Hino brands) including mini-vehicles was 43.2%, each remained at a high level following FY2011. Meanwhile, overseas vehicle sales decreased by 114 thousand units, or 2.1%, to 5,281 thousand units in FY2012 compared with FY2011, because of the sales decline in North America and other regions despite the sales expansion in Asia.

As for the results of operations, net revenues decreased by 410.0 billion yen, or 2.2%, to 18,583.6 billion yen in FY2012 compared with FY2011, and operating income decreased by 112.6 billion yen, or 24.1%, to 355.6 billion yen in FY2012 compared with FY2011. Among the factors contributing to an increase in operating income were the effects of marketing efforts of 150.0 billion yen and cost reduction efforts of 150.0 billion yen. On the other hand, factors contributing to a decrease in operating income primarily included the effects of changes in exchange rates of 250.0 billion yen, an increase in expense of 100.0 billion yen, and other factors of 62.6 billion yen. Income before income taxes and equity in earnings of affiliated companies decreased by 130.4 billion yen, or 23.2%, to 432.8 billion yen in FY2012 compared with FY2011. Net income attributable to Toyota Motor Corporation decreased by 124.6 billion yen, or 30.5%, to 283.5 billion yen in FY2012 compared with FY2011.

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations decreased by 342.7 billion yen, or 2.0%, to 16,994.5 billion yen in FY2012 compared with FY2011, and operating income decreased by 64.3 billion yen, or 74.8%, to 21.6 billion yen in FY2012 compared with FY2011. The decrease in operating income was mainly due to the effects of changes in exchange rates, despite cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations decreased by 91.8 billion yen, or 7.7%, to 1,100.3 billion yen in FY2012 compared with FY2011, and operating income decreased by 51.8 billion yen, or 14.5%, to 306.4 billion yen in FY2012 compared with FY2011. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value and effects related to credit losses including provision and reversal in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 76.6 billion yen, or 7.9%, to 1,048.9 billion yen in FY2012 compared with FY2011, and operating income increased by 6.8 billion yen, or 19.4%, to 42.0 billion yen in FY2012 compared with FY2011.

Geographic Information

(i) Japan:

Net revenues in Japan increased by 181.0 billion yen, or 1.6%, to 11,167.3 billion yen in FY2012 compared with FY2011, and operating loss decreased by 155.3 billion yen to 207.0 billion yen in FY2012 compared with FY2011. The decrease in operating loss was mainly due to cost reduction efforts and increases in both production volume and vehicle unit sales, despite the effects of changes in exchange rates.

(ii) North America:

Net revenues in North America decreased by 677.2 billion yen, or 12.5%, to 4,751.8 billion yen in FY2012 compared with FY2011, and operating income decreased by 153.0 billion yen, or 45.1%, to 186.4 billion yen in FY2012 compared with FY2011. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales and effects related to credit losses including provision and reversal in sales finance subsidiaries.

(iii) Europe:

Net revenues in Europe increased by 12.4 billion yen, or 0.6%, to 1,993.9 billion yen in FY2012 compared with FY2011, and operating income increased by 4.6 billion yen, or 35.4%, to 17.7 billion yen in FY2012 compared with FY2011.

(iv) Asia:

Net revenues in Asia decreased by 40.3 billion yen, or 1.2%, to 3,334.2 billion yen in FY2012 compared with FY2011, and operating income decreased by 56.2 billion yen, or 18.0%, to 256.7 billion yen in FY2012 compared with FY2011. The decrease in operating income was mainly due to an increase in expenses.

(v) Other (Central and South America, Oceania and Africa):

Net revenues in other regions decreased by 48.9 billion yen, or 2.7%, to 1,760.1 billion yen in FY2012 compared with FY2011, and operating income decreased by 51.3 billion yen, or 32.0%, to 108.8 billion yen in FY2012 compared with FY2011. The decrease in operating income was mainly due to a decrease in vehicle unit sales.

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Consolidated Financial Position for FY2012

Cash flows from operating activities resulted in an increase in cash by 1,452.4 billion yen in FY2012. Net cash provided by operating activities decreased by 571.6 billion yen from 2,024.0 billion yen in FY2011. Cash flows from investing activities resulted in a decrease in cash by 1,442.6 billion yen in FY2012. Net cash used in investing activities decreased by 673.7 billion yen from 2,116.3 billion yen in FY2011. Cash flows from financing activities resulted in a decrease in cash by 355.3 billion yen in FY2012. Net cash provided by financing activities decreased by 789.6 billion yen from 434.3 billion yen in FY2011. After taking into account the effect of changes in exchange rates, cash and cash equivalents decreased by 401.5 billion yen, or 19.3%, to 1,679.2 billion yen at the end of FY2012 compared with the end of FY2011.

Regarding the consolidated cash flows by segment for FY2012, in non-financial services business, net cash provided by operating activities was 967.3 billion yen, net cash used in investing activities was 916.1 billion yen and net cash used in financing activities was 211.0 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 501.1 billion yen, net cash used in investing activities was 550.8 billion yen and net cash used in financing activities was 135.9 billion yen.

(3) Basic Policy on the Distribution of Profits and the Distribution of Profits for FY2012

Toyota Motor Corporation (“TMC”) deems the benefit of its shareholders as one of its priority management policies, and it is working to improve corporate structure towards the realization of sustainable growth in order to enhance its corporate value.

TMC will strive to continue to pay stable dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to successfully compete in this highly competitive industry, TMC plans to utilize its internal funds for the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.

Considering these factors, with respect to the dividends for FY2012, TMC plans to propose a year-end dividend of 30 yen per share, and an annual dividend of 50 yen per share, combined with the interim dividend of 20 yen per share.

TMC pays dividends twice a year – an interim dividend and a year-end dividend –, and in order to secure an opportunity to directly seek shareholders’ opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the 108th Ordinary General Shareholders’ Meeting, even though TMC’s articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors.

In FY2012, TMC did not repurchase its own shares, excluding shares constituting less than one unit that were purchased by TMC upon request.

Going forward, in view of the uncertain condition of the global economy, TMC will not repurchase its own shares for the time being to prioritize securing its cash reserves.

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(4) Forecast of Consolidated Financial Results for FY2013

As for our future business environment, the world economy is expected to continue to expand slowly, but faces downside risks by the European sovereign debt crises and oil price hikes. The Japanese economy is expected to steadily achieve a modest pickup with the help from various policy measures. However, Toyota Motor Corporation must closely watch for downward moves in overseas economies and for unfavorable changes in foreign exchange markets. The automotive market is expected to expand continuously, particularly in emerging countries. However, amid the changes in market structure, with the shift toward compact cars and low-price cars in parallel with the expansion and diversification of demand for eco-cars backed by rising environmental consciousness, fierce competition exists on a global scale.

Under these circumstances, the current forecast of consolidated financial results for the next fiscal year ending March 31, 2013 is set forth below. This forecast assumes average exchange rates through the fiscal year of 80 yen per US$1 and 105 yen per 1 euro.

Forecast of consolidated results for FY2013

Net revenues	22,000.0 billion yen	(an increase of 18.4% compared with FY2012)
Operating income	1,000.0 billion yen	(an increase of 181.2% compared with FY2012)
Income before income taxes and equity in earnings of affiliated companies	1,160.0 billion yen	(an increase of 168.0% compared with FY2012)
Net income attributable to Toyota Motor Corporation	760.0 billion yen	(an increase of 168.0% compared with FY2012)

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, and interest rates; (iv) changes in funding environment in financial markets and increased competition in the financial services industry; (v) Toyota’s ability to market and distribute effectively; (vi) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vii) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (viii) political instability in the markets in which Toyota operates; (ix) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (x) any damage to Toyota’s brand image; (xi) Toyota’s reliance on various suppliers for the provision of supplies; (xii) increases in prices of raw materials; and (xiii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.	Management Policy

(1) Toyota’s Basic Management Policy

Toyota Motor Corporation holds up the “Guiding Principles at Toyota” as its basic management policy and believes that efforts to achieve the goals set forth in the principles will lead to an increase in corporate value. The “Guiding Principles at Toyota” are as follows:

1.	Honor the language and spirit of the law of every nation and undertake open and fair business activities to be a good corporate citizen of the world.

2.	Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in their respective communities.

3.	Dedicate our business to providing clean and safe products and to enhancing the quality of life everywhere through all of our activities.

4.	Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.

5.	Foster a corporate culture that enhances both individual creativity and the value of teamwork, while honoring mutual trust and respect between labor and management.

6.	Pursue growth through harmony with the global community via innovative management.

7.	Work with business partners in research and manufacture to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.

(2) Medium- and Long-term Management Strategy

The Toyota group as a whole will make an even greater effort to address the following in order to respond promptly to environmental changes and to progress steadily toward the realization of the “Future Automobile Society”.

First, we intend to manufacture “good automobiles” that exceed expectation of customers, automobiles that exhilarate driving experience and have high environmental performance, with a top priority on customer security and safety. For emerging markets with strong potential for continuous expansion, we will reinforce products that meet the customers’ needs.

Second, by maintaining and strengthening production in Japan, we intend to bring about and globally expand technological innovation through the hands-on interaction among development, production, sales, and other functions.

Third, we plan to establish a stable business base for sustainable growth. While promoting profit improvement activities such as drastic cost reductions, we will encourage to build a corporate structure responding to drastic environmental changes in future, and to implement region-based management. We plan to develop our human resources to reinforce our global competitive edge.

Fourth, we will continue to support the restoration of areas damaged by the Great East Japan Earthquake, and hope to enhance business continuity in large-scale disasters by balancing risk reduction in the supply chain with the Toyota Production System that pursues high efficiency in production.

Fifth, we will encourage initiatives toward the realization of a future mobility society, such as the building of smart grids that contribute to a comfortable, low-carbon automobile society.

Based on these efforts, Toyota will contribute to realize “enriching lives of communities” through providing “good automobiles” that is accepted by customers and society. This will encourage more customers to well-purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this good cycle, we will aim to realize “sustainable growth” and enhance corporate value. And, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities by carrying out its Corporate Social Responsibility (CSR).

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2011 (April 1, 2010 through March 31, 2011)	FY2012 (April 1, 2011 through March 31, 2012)	Increase (Decrease)
Automotive	Japan	3,721,351	3,940,509	219,158
	North America	1,338,294	1,274,510	(63,784)
	Europe	371,528	383,287	11,759
	Asia	1,343,719	1,440,890	97,171
	Other	394,829	396,585	1,756

	Total	7,169,721	7,435,781	266,060

Other	Housing	5,014	5,351	337

Note:	1 Production in “Automotive” indicates production units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2011 (April 1, 2010 through March 31, 2011)	FY2012 (April 1, 2011 through March 31, 2012)	Increase (Decrease)
Automotive	Japan	1,913,117	2,070,799	157,682
	North America	2,031,249	1,872,423	(158,826)
	Europe	795,534	797,993	2,459
	Asia	1,255,016	1,326,829	71,813
	Other	1,313,123	1,283,885	(29,238)

	Total	7,308,039	7,351,929	43,890

Other	Housing	5,157	5,699	542

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.	Breakdown of Consolidated Net Revenues

		(Amount: million yen)
Business segment		FY2011 (April 1, 2010 through March 31, 2011)	FY2012 (April 1, 2011 through March 31, 2012)	Increase (Decrease)
Automotive	Vehicles	14,507,479	14,164,940	(342,539)
	Parts & components for overseas production	335,366	338,000	2,634
	Parts	1,553,497	1,532,219	(21,278)
	Other	926,411	929,219	2,808

	Total	17,322,753	16,964,378	(358,375)

Financial services	—	1,173,168	1,071,737	(101,431)

Other	Housing	132,003	150,543	18,540
	Telecommunications	45,477	46,924	1,447
	Other	320,287	350,071	29,784

	Total	497,767	547,538	49,771

Total		18,993,688	18,583,653	(410,035)

Note:	The amounts represent net revenues from external customers.

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Amount: million yen)
	FY2011 (March 31, 2011)	FY2012 (March 31, 2012)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,080,709	1,679,200	(401,509)
Time deposits	203,874	80,301	(123,573)
Marketable securities	1,225,435	1,181,070	(44,365)
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥11,856 million at March 31, 2011 and ¥13,004 million at March 31, 2012	1,449,151	1,999,827	550,676
Finance receivables, net	4,136,805	4,114,897	(21,908)
Other receivables	306,201	408,547	102,346
Inventories	1,304,242	1,622,282	318,040
Deferred income taxes	605,884	718,687	112,803
Prepaid expenses and other current assets	517,454	516,378	(1,076)

Total current assets	11,829,755	12,321,189	491,434

Noncurrent finance receivables, net	5,556,746	5,602,462	45,716
Investments and other assets:
Marketable securities and other securities investments	3,571,187	4,053,572	482,385
Affiliated companies	1,827,331	1,920,987	93,656
Employees receivables	62,158	56,524	(5,634)
Other	661,829	460,851	(200,978)

Total investments and other assets	6,122,505	6,491,934	369,429

Property, plant and equipment:
Land	1,237,620	1,243,261	5,641
Buildings	3,635,605	3,660,912	25,307
Machinery and equipment	8,947,350	9,094,399	147,049
Vehicles and equipment on operating leases	2,491,946	2,575,353	83,407
Construction in progress	298,828	275,357	(23,471)

Total property, plant and equipment, at cost	16,611,349	16,849,282	237,933

Less – Accumulated depreciation	(10,302,189)	(10,613,902)	(311,713)

Total property, plant and equipment, net	6,309,160	6,235,380	(73,780)

Total assets	29,818,166	30,650,965	832,799

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

	(Amount: million yen)
	FY2011 (March 31, 2011)	FY2012 (March 31, 2012)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	3,179,009	3,450,649	271,640
Current portion of long-term debt	2,772,827	2,512,620	(260,207)
Accounts payable	1,503,072	2,242,583	739,511
Other payables	579,326	629,093	49,767
Accrued expenses	1,773,233	1,828,523	55,290
Income taxes payable	112,801	133,778	20,977
Other current liabilities	870,722	984,328	113,606

Total current liabilities	10,790,990	11,781,574	990,584

Long-term liabilities:
Long-term debt	6,449,220	6,042,277	(406,943)
Accrued pension and severance costs	668,022	708,402	40,380
Deferred income taxes	810,127	908,883	98,756
Other long-term liabilities	179,783	143,351	(36,432)

Total long-term liabilities	8,107,152	7,802,913	(304,239)

Total liabilities	18,898,142	19,584,487	686,345

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2011 and March 31, 2012 issued: 3,447,997,492 shares at March 31, 2011 and March 31, 2012	397,050	397,050	—
Additional paid-in capital	505,760	550,650	44,890
Retained earnings	11,835,665	11,917,074	81,409
Accumulated other comprehensive income (loss)	(1,144,721)	(1,178,833)	(34,112)
Treasury stock, at cost, 312,298,805 shares at March 31, 2011 and 281,187,739 shares at March 31, 2012	(1,261,383)	(1,135,680)	125,703

Total Toyota Motor Corporation shareholders’ equity	10,332,371	10,550,261	217,890

Noncontrolling interests	587,653	516,217	(71,436)

Total shareholders’ equity	10,920,024	11,066,478	146,454

Commitments and contingencies

Total liabilities and shareholders’ equity	29,818,166	30,650,965	832,799

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Consolidated Statements of Income

	(Amount: million yen)
	FY2011 (For the year ended March 31, 2011)	FY2012 (For the year ended March 31, 2012)	Increase (Decrease)
Net revenues:
Sales of products	17,820,520	17,511,916	(308,604)
Financing operations	1,173,168	1,071,737	(101,431)

Total net revenues	18,993,688	18,583,653	(410,035)

Costs and expenses:
Cost of products sold	15,985,783	15,795,918	(189,865)
Cost of financing operations	629,543	592,646	(36,897)
Selling, general and administrative	1,910,083	1,839,462	(70,621)

Total costs and expenses	18,525,409	18,228,026	(297,383)

Operating income	468,279	355,627	(112,652)

Other income (expense):
Interest and dividend income	90,771	99,865	9,094
Interest expense	(29,318)	(22,922)	6,396
Foreign exchange gain, net	14,305	37,105	22,800
Other income (loss), net	19,253	(36,802)	(56,055)

Total other income (expense)	95,011	77,246	(17,765)

Income before income taxes and equity in earnings of affiliated companies	563,290	432,873	(130,417)

Provision for income taxes	312,821	262,272	(50,549)
Equity in earnings of affiliated companies	215,016	197,701	(17,315)

Net income	465,485	368,302	(97,183)

Less: Net income attributable to noncontrolling interests	(57,302)	(84,743)	(27,441)

Net income attributable to Toyota Motor Corporation	408,183	283,559	(124,624)

	(Amount: yen)
Net income attributable to Toyota Motor Corporation per share
Basic	130.17	90.21	(39.96)
Diluted	130.16	90.20	(39.96)

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Consolidated Statements of Shareholders’ Equity

	(Amount: million yen)
	FY2011 (For the year ended March 31, 2011)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2010	397,050	501,331	11,568,602	(846,835)	(1,260,425)	10,359,723	570,720	10,930,443

Equity transaction with noncontrolling interests and other		2,310				2,310	5,183	7,493
Issuance during the year		2,119				2,119		2,119
Comprehensive income:
Net income			408,183			408,183	57,302	465,485
Other comprehensive income (loss)
Foreign currency translation adjustments				(287,613)		(287,613)	(11,965)	(299,578)
Unrealized gains or (losses) on securities, net of reclassification adjustments				(26,058)		(26,058)	(1,599)	(27,657)
Pension liability adjustments				15,785		15,785	(4,331)	11,454

Total comprehensive income						110,297	39,407	149,704

Dividends paid to Toyota Motor Corporation shareholders			(141,120)			(141,120)		(141,120)
Dividends paid to noncontrolling interests							(27,657)	(27,657)
Purchase and reissuance of common stock					(958)	(958)		(958)

Balances at March 31, 2011	397,050	505,760	11,835,665	(1,144,721)	(1,261,383)	10,332,371	587,653	10,920,024

	(Amount: million yen)
	FY2012 (For the year ended March 31, 2012)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2011	397,050	505,760	11,835,665	(1,144,721)	(1,261,383)	10,332,371	587,653	10,920,024

Equity transaction with noncontrolling interests and other		43,311	(45,365)	(6,503)	125,819	117,262	(119,824)	(2,562)
Issuance during the year		1,483				1,483		1,483
Comprehensive income:
Net income			283,559			283,559	84,743	368,302
Other comprehensive income (loss)
Foreign currency translation adjustments				(87,729)		(87,729)	(5,563)	(93,292)
Unrealized gains or (losses) on securities, net of reclassification adjustments				129,328		129,328	2,466	131,794
Pension liability adjustments				(69,208)		(69,208)	4,098	(65,110)

Total comprehensive income						255,950	85,744	341,694

Dividends paid to Toyota Motor Corporation shareholders			(156,785)			(156,785)		(156,785)
Dividends paid to noncontrolling interests							(37,356)	(37,356)
Purchase and reissuance of common stock		96			(116)	(20)		(20)

Balances at March 31, 2012	397,050	550,650	11,917,074	(1,178,833)	(1,135,680)	10,550,261	516,217	11,066,478

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(4) Consolidated Statements of Cash Flows

	(Amount: million yen)
	FY2011 (For the year ended March 31, 2011)	FY2012 (For the year ended March 31, 2012)
Cash flows from operating activities:
Net income	465,485	368,302
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,175,573	1,067,830
Provision for doubtful accounts and credit losses	4,140	9,623
Pension and severance costs, less payments	(23,414)	16,711
Losses on disposal of fixed assets	36,214	33,528
Unrealized losses on available-for-sale securities, net	7,915	53,831
Deferred income taxes	85,710	6,395
Equity in earnings of affiliated companies	(215,016)	(197,701)
Changes in operating assets and liabilities, and other	487,402	93,916

Net cash provided by operating activities	2,024,009	1,452,435

Cash flows from investing activities:
Additions to finance receivables	(8,438,785)	(8,333,248)
Collection of and proceeds from sales of finance receivables	8,003,940	8,061,710
Additions to fixed assets excluding equipment leased to others	(629,326)	(723,537)
Additions to equipment leased to others	(1,061,865)	(808,545)
Proceeds from sales of fixed assets excluding equipment leased to others	51,342	36,633
Proceeds from sales of equipment leased to others	486,695	431,313
Purchases of marketable securities and security investments	(4,421,807)	(3,173,634)
Proceeds from sales of and maturity of marketable securities and security investments	3,716,156	2,856,825
Payment for additional investments in affiliated companies, net of cash acquired	(299)	(147)
Changes in investments and other assets, and other	177,605	209,972

Net cash used in investing activities	(2,116,344)	(1,442,658)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,931,436	2,394,807
Payments of long-term debt	(2,489,632)	(2,867,572)
Increase in short-term borrowings	162,260	311,651
Dividends paid	(141,120)	(156,785)
Purchase of common stock, and other	(28,617)	(37,448)

Net cash provided by (used in) financing activities	434,327	(355,347)

Effect of exchange rate changes on cash and cash equivalents	(127,029)	(55,939)

Net increase (decrease) in cash and cash equivalents	214,963	(401,509)

Cash and cash equivalents at beginning of year	1,865,746	2,080,709

Cash and cash equivalents at end of year	2,080,709	1,679,200

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(5) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6) Summary of Significant Accounting Policies

“Summary of Significant Accounting Policies” has been omitted, as there were no significant changes from the most recent Securities Report (filed on June 24, 2011). Changes in accounting principles, procedures, and disclosures for consolidated financial statements by newly issued accounting pronouncements are set forth below.

In October 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of revenue recognition with multiple deliverables. This guidance allows the use of estimated selling price for determining the selling price of deliverables, eliminates the residual method of allocation and expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance for revenue arrangements entered into or materially modified in the fiscal year begun on or after June 15, 2010. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2011, FASB issued updated guidance to clarify the accounting for and disclosures about troubled debt restructurings by creditors. This guidance provides the criteria as to whether a loan modification constitutes a troubled debt restructuring and requires additional disclosures about troubled debt restructurings. Toyota adopted this guidance from the fiscal year ended March 31, 2012. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In May 2011, FASB issued updated guidance on fair value measurement and disclosure requirements. This guidance is the amendment to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. Consequently, this guidance changes some fair value measurement principles and enhances the disclosure requirements. Toyota adopted this guidance from the fiscal year ended March 31, 2012. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(7) Segment Information

(i) Segment Operating Results and Assets

FY2011 (As of and for the year ended March 31, 2011)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	17,322,753	1,173,168	497,767	—	18,993,688
Inter-segment sales and transfers	14,567	19,037	474,485	(508,089)	—

Total	17,337,320	1,192,205	972,252	(508,089)	18,993,688
Operating expenses	17,251,347	833,925	937,010	(496,873)	18,525,409

Operating income	85,973	358,280	35,242	(11,216)	468,279

Assets	11,341,558	13,365,394	1,146,720	3,964,494	29,818,166

Investment in equity method investees	1,784,539	3,519	3,045	26,885	1,817,988

Depreciation expenses	819,075	330,865	25,633	—	1,175,573

Capital expenditure	691,867	991,330	21,058	(13,064)	1,691,191

FY2012 (As of and for the year ended March 31, 2012)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	16,964,378	1,071,737	547,538	—	18,583,653
Inter-segment sales and transfers	30,168	28,587	501,377	(560,132)	—

Total	16,994,546	1,100,324	1,048,915	(560,132)	18,583,653
Operating expenses	16,972,863	793,886	1,006,853	(545,576)	18,228,026

Operating income	21,683	306,438	42,062	(14,556)	355,627

Assets	12,261,814	13,172,548	1,161,224	4,055,379	30,650,965

Investment in equity method investees	1,877,720	3,887	4,765	27,757	1,914,129

Depreciation expenses	744,067	298,757	25,006	—	1,067,830

Capital expenditure	796,839	683,161	35,340	16,742	1,532,082

Note:

Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2011 and FY2012 are 4,613,672 million yen and 4,749,259 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii) Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

	(Amount: million yen)
	FY2011 (March 31, 2011)	FY2012 (March 31, 2012)	Increase (Decrease)
Assets
(Non-financial services)
Current assets:
Cash and cash equivalents	1,300,553	1,104,636	(195,917)
Marketable securities	1,036,555	1,015,626	(20,929)
Trade accounts and notes receivable, less allowance for doubtful accounts	1,483,551	2,031,472	547,921
Inventories	1,304,128	1,622,154	318,026
Prepaid expenses and other current assets	1,383,616	1,464,124	80,508

Total current assets	6,508,403	7,238,012	729,609

Investments and other assets	5,825,966	6,218,377	392,411
Property, plant and equipment	4,608,309	4,510,716	(97,593)

Total assets	16,942,678	17,967,105	1,024,427

(Financial services)
Current assets:
Cash and cash equivalents	780,156	574,564	(205,592)
Marketable securities	188,880	165,444	(23,436)
Finance receivables, net	4,136,805	4,114,897	(21,908)
Prepaid expenses and other current assets	636,249	685,611	49,362

Total current assets	5,742,090	5,540,516	(201,574)

Noncurrent finance receivables, net	5,556,746	5,602,462	45,716
Investments and other assets	365,707	304,906	(60,801)
Property, plant and equipment	1,700,851	1,724,664	23,813

Total assets	13,365,394	13,172,548	(192,846)

(Elimination)
Elimination of assets	(489,906)	(488,688)	1,218
(Consolidated)

Total assets	29,818,166	30,650,965	832,799

Note: Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

	(Amount: million yen)
	FY2011 (March 31, 2011)	FY2012 (March 31, 2012)	Increase (Decrease)
Liabilities
(Non-financial services)
Current liabilities:
Short-term borrowings	478,646	715,019	236,373
Current portion of long-term debt	243,817	339,441	95,624
Accounts payable	1,497,253	2,234,316	737,063
Accrued expenses	1,666,748	1,737,490	70,742
Income taxes payable	104,392	123,344	18,952
Other current liabilities	1,024,662	1,175,801	151,139

Total current liabilities	5,015,518	6,325,411	1,309,893

Long-term liabilities:
Long-term debt	839,611	503,070	(336,541)
Accrued pension and severance costs	660,918	700,211	39,293
Other long-term liabilities	554,402	531,982	(22,420)

Total long-term liabilities	2,054,931	1,735,263	(319,668)

Total liabilities	7,070,449	8,060,674	990,225

(Financial services)
Current liabilities:
Short-term borrowings	2,986,700	3,040,373	53,673
Current portion of long-term debt	2,541,479	2,218,526	(322,953)
Accounts payable	19,472	27,095	7,623
Accrued expenses	110,348	96,247	(14,101)
Income taxes payable	9,555	10,434	879
Other current liabilities	538,026	536,291	(1,735)

Total current liabilities	6,205,580	5,928,966	(276,614)

Long-term liabilities:
Long-term debt	5,669,456	5,555,112	(114,344)
Accrued pension and severance costs	7,104	8,191	1,087
Other long-term liabilities	435,508	520,252	84,744

Total long-term liabilities	6,112,068	6,083,555	(28,513)

Total liabilities	12,317,648	12,012,521	(305,127)

(Elimination) Elimination of liabilities	(489,955)	(488,708)	1,247

(Consolidated) Total liabilities	18,898,142	19,584,487	686,345

Shareholders’ equity
(Consolidated) Total Toyota Motor Corporation shareholders’ equity	10,332,371	10,550,261	217,890

(Consolidated) Noncontrolling interests	587,653	516,217	(71,436)

(Consolidated) Total shareholders’ equity	10,920,024	11,066,478	146,454

(Consolidated) Total liabilities and shareholders’ equity	29,818,166	30,650,965	832,799

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

	(Amount: million yen)
	FY2011 (For the year ended March 31, 2011)	FY2012 (For the year ended March 31, 2012)	Increase (Decrease)
(Non-financial services)
Net revenues	17,826,986	17,534,872	(292,114)
Costs and expenses:	17,709,812	17,473,634	(236,178)
Cost of revenues	15,986,741	15,796,635	(190,106)
Selling, general and administrative	1,723,071	1,676,999	(46,072)

Operating income	117,174	61,238	(55,936)

Other income, net	88,840	69,935	(18,905)

Income before income taxes and equity in earnings of affiliated companies	206,014	131,173	(74,841)

Provision for income taxes	178,795	141,558	(37,237)
Equity in earnings of affiliated companies	214,229	196,544	(17,685)

Net income	241,448	186,159	(55,289)

Less: Net income attributable to noncontrolling interests	(54,055)	(82,181)	(28,126)

Net income attributable to Toyota Motor Corporation	187,393	103,978	(83,415)

(Financial services)
Net revenues	1,192,205	1,100,324	(91,881)
Costs and expenses:	833,925	793,886	(40,039)
Cost of revenues	636,374	615,563	(20,811)
Selling, general and administrative	197,551	178,323	(19,228)

Operating income	358,280	306,438	(51,842)

Other income (expense), net	1,349	(4,679)	(6,028)

Income before income taxes and equity in earnings of affiliated companies	359,629	301,759	(57,870)

Provision for income taxes	134,094	120,725	(13,369)
Equity in earnings of affiliated companies	787	1,157	370

Net income	226,322	182,191	(44,131)

Less: Net income attributable to noncontrolling interests	(3,251)	(2,566)	685

Net income attributable to Toyota Motor Corporation	223,071	179,625	(43,446)

(Elimination)
Elimination of net income	(2,281)	(44)	2,237

(Consolidated)
Net income	408,183	283,559	(124,624)

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

	(Amount: million yen)
	FY2011 (For the year ended March 31, 2011)	FY2012 (For the year ended March 31, 2012)
(Non-financial services)
Cash flows from operating activities:
Net income	241,448	186,159
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	844,708	769,073
Provision for doubtful accounts	1,806	5,843
Pension and severance costs, less payments	(24,867)	15,410
Losses on disposal of fixed assets	36,076	33,448
Unrealized losses on available-for-sale securities, net	7,915	53,831
Deferred income taxes	(17,258)	(82,792)
Equity in earnings of affiliated companies	(214,229)	(196,544)
Changes in operating assets and liabilities, and other	591,378	182,931

Net cash provided by operating activities	1,466,977	967,359

Cash flows from investing activities:
Additions to fixed assets excluding equipment leased to others	(621,302)	(713,867)
Additions to equipment leased to others	(78,559)	(135,054)
Proceeds from sales of fixed assets excluding equipment leased to others	50,742	36,203
Proceeds from sales of equipment leased to others	17,700	20,689
Purchases of marketable securities and security investments	(4,063,499)	(2,565,772)
Proceeds from sales of and maturity of marketable securities and security investments	3,423,618	2,227,812
Payment for additional investments in affiliated companies, net of cash acquired	(299)	(147)
Changes in investments and other assets, and other	394,479	213,957

Net cash used in investing activities	(877,120)	(916,179)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	15,318	39,803
Payments of long-term debt	(309,862)	(294,646)
Increase (decrease) in short-term borrowings	(86,884)	238,072
Dividends paid	(141,120)	(156,785)
Purchase of common stock, and other	(28,617)	(37,448)

Net cash used in financing activities	(551,165)	(211,004)

Effect of exchange rate changes on cash and cash equivalents	(76,960)	(36,093)

Net decrease in cash and cash equivalents	(38,268)	(195,917)

Cash and cash equivalents at beginning of year	1,338,821	1,300,553

Cash and cash equivalents at end of year	1,300,553	1,104,636

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

	(Amount: million yen)
	FY2011 (For the year ended March 31, 2011)	FY2012 (For the year ended March 31, 2012)
(Financial services)
Cash flows from operating activities:
Net income	226,322	182,191
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	330,865	298,757
Provision for doubtful accounts and credit losses	2,334	3,780
Pension and severance costs, less payments	1,453	1,301
Losses on disposal of fixed assets	138	80
Deferred income taxes	103,035	89,199
Equity in earnings of affiliated companies	(787)	(1,157)
Changes in operating assets and liabilities, and other	(106,416)	(73,020)

Net cash provided by operating activities	556,944	501,131

Cash flows from investing activities:
Additions to finance receivables	(14,323,261)	(13,455,792)
Collection of and proceeds from sales of finance receivables	13,887,751	13,168,058
Additions to fixed assets excluding equipment leased to others	(8,024)	(9,670)
Additions to equipment leased to others	(983,306)	(673,491)
Proceeds from sales of fixed assets excluding equipment leased to others	600	430
Proceeds from sales of equipment leased to others	468,995	410,624
Purchases of marketable securities and security investments	(358,308)	(607,862)
Proceeds from sales of and maturity of marketable securities and security investments	292,538	629,013
Changes in investments and other assets, and other	18,303	(12,206)

Net cash used in investing activities	(1,004,712)	(550,896)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,934,588	2,379,152
Payments of long-term debt	(2,306,139)	(2,608,135)
Increase in short-term borrowings	122,619	93,002

Net cash provided by (used in) financing activities	751,068	(135,981)

Effect of exchange rate changes on cash and cash equivalents	(50,069)	(19,846)

Net increase (decrease) in cash and cash equivalents	253,231	(205,592)

Cash and cash equivalents at beginning of year	526,925	780,156

Cash and cash equivalents at end of year	780,156	574,564

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	(127,029)	(55,939)

Net increase (decrease) in cash and cash equivalents	214,963	(401,509)

Cash and cash equivalents at beginning of year	1,865,746	2,080,709

Cash and cash equivalents at end of year	2,080,709	1,679,200

Note:	In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(iii) Geographic Information

FY2011 (As of and for the year ended March 31, 2011)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	6,966,929	5,327,809	1,920,416	3,138,112	1,640,422	—	18,993,688
Inter-segment sales and transfers	4,019,317	101,327	61,081	236,422	168,694	(4,586,841)	—

Total	10,986,246	5,429,136	1,981,497	3,374,534	1,809,116	(4,586,841)	18,993,688
Operating expenses	11,348,642	5,089,633	1,968,349	3,061,557	1,648,987	(4,591,759)	18,525,409

Operating income (loss)	(362,396)	339,503	13,148	312,977	160,129	4,918	468,279

Assets	11,285,864	9,910,828	1,931,231	2,138,499	2,044,379	2,507,365	29,818,166

FY2012 (As of and for the year ended March 31, 2012)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	7,293,804	4,644,348	1,917,408	3,116,849	1,611,244	—	18,583,653
Inter-segment sales and transfers	3,873,515	107,538	76,538	217,425	148,931	(4,423,947)	—

Total	11,167,319	4,751,886	1,993,946	3,334,274	1,760,175	(4,423,947)	18,583,653
Operating expenses	11,374,359	4,565,477	1,976,150	3,077,484	1,651,361	(4,416,805)	18,228,026

Operating income (loss)	(207,040)	186,409	17,796	256,790	108,814	(7,142)	355,627

Assets	12,034,423	9,693,232	1,960,532	2,433,312	2,175,493	2,353,973	30,650,965

Note:	1.	Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2011 and FY2012 are 4,613,672 million yen and 4,749,259 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.
	2.	“Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(iv) Overseas Sales

FY2011 (For the year ended March 31, 2011)

	(Amount: million yen)
	North America	Europe	Asia	Other	Total
Overseas sales	5,398,278	1,793,932	3,280,384	3,196,114	13,668,708

Consolidated sales	—	—	—	—	18,993,688

Ratio of overseas sales to consolidated sales	%	%	%	%	%
	28.4	9.5	17.3	16.8	72.0

FY2012 (For the year ended March 31, 2012)

	(Amount: million yen)
	North America	Europe	Asia	Other	Total
Overseas sales	4,715,804	1,817,944	3,284,392	3,103,383	12,921,523

Consolidated sales	—	—	—	—	18,583,653

Ratio of overseas sales to consolidated sales	%	%	%	%	%
	25.4	9.8	17.6	16.7	69.5

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

6.	Unconsolidated Financial Statements

(1) Balance Sheets

	(Amount: million yen)
	FY2011 (March 31, 2011)	FY2012 (March 31, 2012)
Assets
Current assets
Cash and deposits	40,926	163,720
Trade accounts receivable	596,450	1,026,650
Marketable securities	1,302,090	1,239,157
Finished goods	56,182	154,854
Work in process	72,062	74,323
Raw materials and supplies	100,037	103,290
Income taxes receivable	20,112	20,391
Short-term loans	298,794	494,649
Deferred tax assets	369,359	404,802
Others	287,622	631,088
Less: allowance for doubtful accounts	(900)	(2,300)

Total current assets	3,142,738	4,310,629

Fixed assets
Property, plant and equipment
Buildings, net	380,605	356,071
Structures, net	43,237	40,574
Machinery and equipment, net	229,189	187,782
Vehicle and delivery equipment, net	18,328	17,255
Tools, furniture and fixtures, net	65,233	61,914
Land	379,990	384,136
Construction in progress	83,873	82,878

Total property, plant and equipment	1,200,458	1,130,612

Investments and other assets
Investments in securities	2,721,813	2,752,772
Investments in subsidiaries and affiliates	1,889,205	1,965,714
Long-term loans	322,276	199,730
Deferred tax assets	197,245	136,183
Others	141,025	138,823
Less: allowance for doubtful accounts	(21,600)	(21,700)

Total investments and other assets	5,249,966	5,171,524

Total fixed assets	6,450,425	6,302,136

Total assets	9,593,164	10,612,765

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

	(Amount: million yen)
	FY2011 (March 31, 2011)	FY2012 (March 31, 2012)
Liabilities
Current liabilities
Trade notes payable	674	39
Electronically recorded obligations-operating	—	279,916
Trade accounts payable	390,907	823,201
Short-term borrowings	10,000	160,000
Current portion of long-term borrowings	163,800	65,000
Current portion of bonds	—	150,000
Other payables	308,458	322,054
Accrued expenses	741,604	794,039
Deposits received	449,748	663,112
Others	29,845	44,965

Total current liabilities	2,095,039	3,302,328

Long-term liabilities
Bonds	530,000	380,000
Long-term borrowings	145,147	9,982
Allowance for retirement benefits	269,541	273,356
Others	15,037	12,431

Total long-term liabilities	959,725	675,770

Total liabilities	3,054,765	3,978,099

Net assets
Shareholders’ equity
Common stock	397,049	397,049
Capital surplus
Capital reserve	416,970	416,970
Other capital surplus	1,132	—

Total capital surplus	418,103	416,970

Retained earnings
Legal reserve	99,454	99,454
Other retained earnings
Reserve for special depreciation	1,194	885
Reserve for reduction of acquisition cost of fixed assets	8,956	9,641
General reserve	6,340,926	6,340,926
Retained earnings carried forward	316,890	148,968

Total retained earnings	6,767,422	6,599,875

Less: treasury stock	(1,279,668)	(1,152,142)

Total shareholders’ equity	6,302,907	6,261,754

Valuation and translation adjustments
Net unrealized gains on other securities	224,485	362,114

Total valuation and translation adjustments	224,485	362,114

Stock acquisition rights	11,006	10,797

Total net assets	6,538,399	6,634,666

Total liabilities and net assets	9,593,164	10,612,765

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(2) Statements of Income

	(Amount: million yen)
	FY2011 (April 1, 2010 through March 31, 2011)	FY2012 (April 1, 2011 through March 31, 2012)
Net revenues	8,242,830	8,241,176
Cost of sales	7,601,036	7,742,254

Gross profit	641,794	498,922

Selling, general and administrative expenses	1,122,733	938,728

Operating loss	(480,938)	(439,805)

Non-operating income
Interest income	31,262	30,752
Dividend income	331,293	475,206
Others	160,760	96,944

Total non-operating income	523,316	602,903

Non-operating expenses
Interest expenses	15,138	12,477
Others	74,251	127,521

Total non-operating expenses	89,390	139,999

Ordinary income (loss)	(47,012)	23,098

Income (loss) before income taxes	(47,012)	23,098

Income taxes – current	16,500	15,800
Income taxes – deferred	(116,277)	(28,546)

Total income taxes	(99,777)	(12,746)

Net income	52,764	35,844

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(3) Changes in Net Assets

	(Amount: million yen)
	FY2011 (April 1, 2010 through March 31, 2011)	FY2012 (April 1, 2011 through March 31, 2012)
Shareholders’ equity
Common stock
Balance at the beginning of current period	397,049	397,049

Balance at the end of current period	397,049	397,049

Capital surplus
Capital reserve
Balance at the beginning of current period	416,970	416,970

Balance at the end of current period	416,970	416,970

Other capital surplus
Balance at the beginning of current period	1,132	1,132
Changes of items during the period
Reissuance of common stock	—	(1,132)

Total changes of items during the period	—	(1,132)

Balance at the end of current period	1,132	—

Total capital surplus
Balance at the beginning of current period	418,103	418,103
Changes of items during the period
Reissuance of common stock	—	(1,132)

Total changes of items during the period	—	(1,132)

Balance at the end of current period	418,103	416,970

Retained earnings
Legal reserve
Balance at the beginning of current period	99,454	99,454

Balance at the end of current period	99,454	99,454

Other retained earnings
Reserve for losses on overseas investments
Balance at the beginning of current period	12	—
Changes of items during the period
Reversal of reserve for losses on overseas investments	(12)	—

Total changes of items during the period	(12)	—

Balance at the end of current period	—	—

Reserve for special depreciation
Balance at the beginning of current period	1,791	1,194
Changes of items during the period
Appropriation to reserve for special depreciation	188	125
Reversal of reserve for special depreciation	(786)	(434)

Total changes of items during the period	(597)	(308)

Balance at the end of current period	1,194	885

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

	(Amount: million yen)
	FY2011 (April 1, 2010 through March 31, 2011)	FY2012 (April 1, 2011 through March 31, 2012)
Reserve for reduction of acquisition cost of fixed assets
Balance at the beginning of current period	8,462	8,956
Changes of items during the period
Appropriation to reserve for reduction of acquisition cost of fixed assets	516	705
Reversal of reserve for reduction of acquisition cost of fixed assets	(21)	(21)

Total changes of items during the period	494	684

Balance at the end of current period	8,956	9,641

General reserve
Balance at the beginning of current period	6,340,926	6,340,926

Balance at the end of current period	6,340,926	6,340,926

Retained earnings carried forward
Balance at the beginning of current period	405,130	316,890
Changes of items during the period
Reversal of reserve for losses on overseas investments	12	—
Appropriation to reserve for special depreciation	(188)	(125)
Reversal of reserve for special depreciation	786	434
Appropriation to reserve for reduction of acquisition cost of fixed assets	(516)	(705)
Reversal of reserve for reduction of acquisition cost of fixed assets	21	21
Dividends paid	(141,119)	(156,784)
Net income	52,764	35,844
Reissuance of common stock	—	(46,607)

Total changes of items during the period	(88,239)	(167,922)

Balance at the end of current period	316,890	148,968

Total retained earnings
Balance at the beginning of current period	6,855,777	6,767,422
Changes of items during the period
Reversal of reserve for losses on overseas investments	—	—
Appropriation to reserve for special depreciation	—	—
Reversal of reserve for special depreciation	—	—
Appropriation to reserve for reduction of acquisition cost of fixed assets	—	—
Reversal of reserve for reduction of acquisition cost of fixed assets	—	—
Dividends paid	(141,119)	(156,784)
Net income	52,764	35,844
Reissuance of common stock	—	(46,607)

Total changes of items during the period	(88,355)	(167,546)

Balance at the end of current period	6,767,422	6,599,875

Treasury stock
Balance at the beginning of current period	(1,278,708)	(1,279,668)
Changes of items during the period
Purchase of common stock	(960)	(115)
Reissuance of common stock	—	127,642

Total changes of items during the period	(960)	127,526

Balance at the end of current period	(1,279,668)	(1,152,142)

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

	(Amount: million yen)
	FY2011 (April 1, 2010 through March 31, 2011)	FY2012 (April 1, 2011 through March 31, 2012)
Total shareholders’ equity
Balance at the beginning of current period	6,392,222	6,302,907
Changes of items during the period
Dividends paid	(141,119)	(156,784)
Net income	52,764	35,844
Purchase of common stock	(960)	(115)
Reissuance of common stock	—	79,902

Total changes of items during the period	(89,315)	(41,152)

Balance at the end of current period	6,302,907	6,261,754

Valuation and translation adjustments
Net unrealized gains on other securities
Balance at the beginning of current period	236,133	224,485
Changes of items during the period
Net changes of items other than shareholders’ equity	(11,648)	137,628

Total changes of items during the period	(11,648)	137,628

Balance at the end of current period	224,485	362,114

Deferred hedge gains or losses
Balance at the beginning of current period	186	—
Changes of items during the period
Net changes of items other than shareholders’ equity	(186)	—

Total changes of items during the period	(186)	—

Balance at the end of current period	—	—

Total valuation and translation adjustments
Balance at the beginning of current period	236,319	224,485
Changes of items during the period
Net changes of items other than shareholders’ equity	(11,834)	137,628

Total changes of items during the period	(11,834)	137,628

Balance at the end of current period	224,485	362,114

Stock acquisition rights
Balance at the beginning of current period	9,149	11,006
Changes of items during the period
Net changes of items other than shareholders’ equity	1,857	(208)

Total changes of items during the period	1,857	(208)

Balance at the end of current period	11,006	10,797

Total net assets
Balance at the beginning of current period	6,637,692	6,538,399
Changes of items during the period
Dividends paid	(141,119)	(156,784)
Net income	52,764	35,844
Purchase of common stock	(960)	(115)
Reissuance of common stock	—	79,902
Net changes of items other than shareholders’ equity	(9,977)	137,420

Total changes of items during the period	(99,292)	96,267

Balance at the end of current period	6,538,399	6,634,666

TOYOTA MOTOR CORPORATION    FY2012 Financial Summary

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(4) Going Concern Assumption

None